

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

John B. Nano
Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, Connecticut 06825

> **Re: Competitive Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 1, 2010**
> **File No. 333-167273**

Dear Mr. Nano:

We have reviewed your amended filing and response letter dated July 1, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated June 28, 2010.

Incorporation by Reference, page 13

1.   As discussed with counsel on July 12, 2010, please revise this section to specifically incorporate by reference the Form 8-K/A filed on September 29, 2009 and the Form 8-K filed on August 7, 2009, which is listed in the registration statement as filed on August 6, 2009.

The Selling Stockholder, page 16

2.   In response to prior comment 4, you state that Mr. Gentile shares voting and dispositive power over the securities being offered for resale with the Crisinic Fund, and that he is not the sole officer or director of the fund. Accordingly, please disclose in this section the names of the other officers and directors of the Crisnic Fund, as it appears that these individuals share voting and dispositive power over the securities with Mr. Gentile.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Stephani Bouvet at (202) 551-3545 or me at (202) 551-3456 with any other questions.

Sincerely,

Matthew Crispino
Attorney Advisor

cc: Via facsimile to: (800) 836-0714
M. Richard Cutler, Esq.
Cutler Law Group